EXHIBIT 77D

RIVERSOURCE LASALLE INTERNATIONAL REAL ESTATE FUND, INC.

At a Board meeting held Sept. 8-10, 2009, the Board of Directors approved changes to the non-fundamental investment policies as follows.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy limiting the fund's exposure to access trades to 5% of total assets at the time of purchase.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may not invest for the purpose of controlling or managing any company.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may not acquire any securities of a registered open-end investment company or a registered unit investment trust in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act.

Effective March 1, 2010, the fund eliminated the following non-fundamental investment policy with regards to forward foreign currency exchange contracts.

Under normal circumstances, the fund will limit forward foreign currency contracts to not greater than 75% of the fund's portfolio position in any one country as of the date the contract is entered into. This limitation will be measured at the point the hedging transaction is entered into by the fund. Under extraordinary circumstances, the fund may enter into forward currency contracts in excess of 75% of the fund's portfolio position in any one country as of the date the contract is entered into.

The fund will also not enter into such forward contracts or maintain a net exposure to such contracts where the consummation of the contracts would oblige the fund to deliver an amount of foreign currency in excess of the value of the fund's portfolio securities or other assets denominated in that currency.